Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

February 17, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 – clarification on reported news article published in electronic media, https://www.cnbctv18.com/

This is in reference to Regulation 30(11) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) regarding a news article published in electronic media https://www.cnbctv18.com on February 17, 2024, with the heading “Novartis AG conducting strategic review of India-listed business, no decision on outcome yet: Novartis India”.

The said news article, inter alia, talks about “Dr Reddy's is likely in a race to acquire Novartis AG's stake in Novartis India. The sources said Dr Reddy's plans to acquire the domestic-focused portfolio and may offer controlling premium”. In this regard, please note that the Company does not comment on market speculations and there is currently no such event or information which requires a disclosure under Regulation 30 of the SEBI Listing Regulations.

In compliance with Regulation 30 of the SEBI Listing Regulations, the Company makes prompt disclosures, as and when any event or information is considered material or warrants such disclosure under the said Regulations.

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR